

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2020

Marco Guidi
Chief Financial Officer
Tanzanian Gold Corporation
22 Adelaide Street West, Suite 3400
Toronto, Ontario M5H 4E3 Canada

      Re: Tanzanian Gold Corporation
          Form 20-F for the Fiscal Year ended August 31, 2019
          Filed December 2, 2019
          Response Letter dated July 20, 2020
          File Number 001-32500

Dear Mr. Guidi:

We have reviewed your July 20, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended August 31, 2019

Exhibit 15.1 - Consolidated Financial Statements
Note 21 - Gold Bullion Loans, page 46

1.   We note that you recognized a loss on the embedded derivatives associated with your gold loans of $2.1 million for the nine month interim period ended May 31, 2020, of which $600,000 is ascribed to the latest quarter and the balance is ascribed to the preceding two interim quarters. However, you had previously determined that $1.3 million should have been recognized by August 31, 2019, during prior fiscal years, rather than in subsequent interim periods. Please comply with the accounting and disclosure requirements for error corrections in paragraphs 42 and 49 of IAS 8, and paragraph 16A(a) of IAS 34.

    Your disclosures should identify the corrections applicable to each fiscal year and each subsequent interim period. Please also adhere to the reporting requirements in General

Instruction B of Form 6-K, for material information pertaining to your financial condition and results of operations, to discuss the changes that will be undertaken for prior reports to comply with IFRS. In addition to the revisions that you previously agreed to make in an amendment to your 2019 Form 20-F, you should adhere to the accounting and disclosure requirements for error corrections referenced above.

Please revisit your August 31, 2019 and subsequent evaluations of the effectiveness of disclosure controls and procedures and of internal controls over financial reporting to resolve conflicting conclusions about their effectiveness, as appear on pages 29 and 30 of your annual report and pages 34 and 35 of your most recent interim report.

You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Karl Hiller - Branch Chief at (202) 551-3686 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation